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VIA EDGAR SUBMISSION AND COURIER

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention:                       Mr. Jay E. Ingram

Legal Branch Chief

Re:	Ball Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed June 11, 2015
File No. 001-07349

Quarterly Report on Form 10-Q for the quarter ended March 31, 2015
Filed May 8, 2015
File No. 001-07349

Dear Mr. Ingram:

On behalf of Ball Corporation (“Ball”), we are writing in response to the comments contained in the Staff’s comment letter of June 17, 2015 with respect to the above-referenced filings.

For the convenience of the Staff’s review, the comments contained in the Staff’s comment letter are set forth below and indicated in bold, followed by Ball responses immediately after each comment.

****

Preliminary Proxy Statement on Schedule 14A

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 3. Significant Nonrecurring Items Included in the Historical Financial Statements (b) Debt Refinancing and Other Costs, page 100

1.              You excluded $2.4 million of charges related to the amortization of deferred financing costs associated with the unutilized bridge loan and derivative financial instruments to mitigate your exposure to interest rate changes associated with the anticipated debt issuance. Please help us better understand how you determined that these are nonrecurring charges directly attributable to the acquisition that should be excluded from your determination of pro forma earnings for the period ended March 31, 2015.

The $2.4 million of charges have been determined to be nonrecurring as the transactions associated with these charges will only exist prior to the closing of Ball’s potential acquisition of Rexam PLC (“Rexam”) and will not exist subsequent to the closing of the acquisition.  As the pro forma statements of earnings assume the closing of the Rexam acquisition as of January 1, 2014, the deferred financing costs of $2.3 million recorded in the first quarter of 2015 associated with the unutilized bridge loan, as described in Note 3(b), have been removed as the bridge loan is assumed to have been fully drawn upon at the closing of the transaction, and therefore the 2015 pro forma statement of earnings includes an adjustment to record the deferred financing costs and original issue discount amortization associated with the full utilization of the bridge loan in Note 4(b) of $2.6 million, which will be recorded on a recurring basis during the term of the bridge loan.  Similarly, the $0.1 million recorded in the first quarter of 2015 related to derivative financial instruments to mitigate exposure to interest rate changes associated with the anticipated debt issuance only relates to the mitigation of exposure through the anticipated date of the issuance of debt in respect of the Rexam acquisition and therefore will not be outstanding once financing is obtained in respect of the acquisition.  As the pro forma statements of earnings assume the closing of the Rexam acquisition as of January 1, 2014, the gains and losses associated with these derivative financial instruments have been excluded from the first quarter 2015 pro forma statement of earnings.

Form 10-Q for the Period Ended March 31, 2015

Financial Condition, Liquidity and Capital Resources, page 37

2.              We note your response to comment 22 in our letter dated June 2, 2015. Given that $228.1 million of your total cash and cash equivalents of $228.8 million at March 31, 2015 was held outside of the U.S. and the geographic information provided on page 49 of your Form 10-K for the year ended December 31, 2014 indicates that the majority of your operations in terms of net sales continues to be in the U.S., please specifically address in your disclosures the sources of cash available to fund your U.S. liquidity requirements.

Ball has modified its response to comment 22 in your comment letter dated June 2, 2015 as follows, which is the proposed disclosure that will be included in future filings based on Ball’s cash positions at March 31, 2015, as an example:

As of March 31, 2015, approximately $228.1 million of our cash was held outside of the U.S.  Except for approximately $90 million of cash held by our Brazilian joint venture, there are no legal or other economic restrictions regarding the repatriation of cash from any of the countries outside the U.S. where we have cash. Cash repatriation from the company’s Brazilian joint venture is restricted to the amount of dividends paid by the joint venture of earnings in excess of required legal reserves, which are typically declared and paid twice a year.  The company believes its U.S. operating cash flows; the $1.7 billion available under the company’s long-term, revolving credit facility; the $152 million available under other U.S.-based uncommitted short-term credit facilities; availability under U.S.-based committed and uncommitted accounts receivable factoring programs; and availability under the U.S.-based accounts receivable securitization program will be sufficient to meet the cash requirements of the U.S. portion of the company’s ongoing operations, scheduled principal and interest payments on debt, dividend payments, capital expenditures and other U.S. cash requirements.  If foreign funds are needed to meet our U.S. cash requirements, we will be required to accrue and pay U.S. taxes, net of applicable foreign tax credits, to repatriate funds from foreign locations where the company has previously asserted indefinite reinvestment of funds outside the U.S. However, it continues to be the company’s intent to permanently reinvest these foreign amounts outside the U.S. and our current plans do not demonstrate a need to repatriate the foreign amounts to fund our U.S. cash requirements.

If you have additional questions or require any additional information with respect to the above-referenced filing or this letter, please do not hesitate to contact me at (312) 407-0738 or shilpi.gupta@skadden.com.

[Remainder of Page Left Blank Intentionally]

Very truly yours,

/s/ Shilpi Gupta
Shilpi Gupta

cc:        Charles Baker

Ball Corporation